**THUNDER SWORD RESOURCES INC.**

**Form 51-102F1**

MANAGEMENT DISCUSSION AND ANYALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2005
**Issued March 30, 2005**

This Management's Discussion and Analysis ("MD&A") prepared as of March 30, 2005, supplements, but does not form part of, the unaudited interim financial statements of the Company and the notes thereto for the period ended January 31, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations of Thunder Sword Resources Inc. (the "Company"), should be read in conjunction with the unaudited interim financial statements for the period ended January 31, 2005 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") consistently applied.

The reader should also refer to the annual audited financial statements for the year ended October 31, 2004, and the Management Discussion and Analysis for that year.

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

Additional information related to the Company can be found on SEDAR at www.sedar.com.

**Overview**

The Company was listed on the Vancouver Stock Exchange on January 26, 1986 under the name of Oil City Lubricants Limited.

On May 3, 1996 it changed its name to Thunder Sword Resources Inc., when it changed its business from oil imports and distribution to a mineral resource company.

The Company is now exploring for metallic minerals including precious metals. The Company's Pilot Harbour property is located in the Sault St. Marie Mining Division of Ontario. The property, which is comprised of 42 claims (672 hectares) is located only 4½ miles SW from the Eagle River property, in the Mishibishu Lake area in Ontario, which is presently being mined by River Gold Mines Ltd.

The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au.

Under Agreement, the Company owns 100% interest in these claims. The claims are subject to a 2% net smelter royalty.

Utilizing funds raised from equity sources, the Company focuses on exploration of the high grade gold deposits on the Pilot Harbour Property, with the corporate objective of production from these deposits. During the year, the Company's main activities were soliciting and closing financing to pursue exploration.

Since the amount of financing raised during the year was below target, the Company expects to undertake an extensive exploration program during the coming year. The objective remains

unchanged to increase the resource on the Pilot Harbour deposit to a level required for a production decision, the extent of the program undertaken during the coming year remains dependent on the success of the financing campaign.

The Company also has a mining interest in China. The Geermu property, located a few kilometres from the City of Geermu in the Caerhan Salt Lake area of China. Caerhan Salt Lake is one of the largest salt lakes in the world. It contains mainly sodium chloride, potash and magnesium chloride. Potash has been used as fertilizer for decades. The magnesium is in the tailings and ready to be used. The grade of Magnesium chloride is 46%.

Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications.

The Company's aim is to provide a year-round cash flow by mining and selling this commodity.

## Selected Annual Information

The following table provides a brief summary of the Company's financial operations for the years ended October 31 and should be read in conjunction with the Company's audited financial statements for the three most recently completed financial years.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Sales | $ 38,316 | $ 69,960 | $ 121,585 |
| Net Loss from operations | $ 396,697 | $ 170,265 | $ 96,448 |
| Net loss per share (basic and fully diluted) | $0.07 | $0.03 | $0.01 |
| Total Assets | $ 126,166 | $ 164,332 | $ 138,530 |
| Long Term Financial Liabilities | $ Ø | $ Ø | $ Ø |
| Cash Dividends per share | $0.00 | $0.00 | $0.00 |

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis.

The increase in net loss over the three years, and in particular during the past year, is primarily due to an increase in non-cash items.

## Results of Operations

During the year ended October 31, 2004 the Company entered into a Property Option Agreement with MAS Capital Inc. ("MAS"), pursuant to which the Company had granted to MAS the right to earn a 50% interest in the Company's Pilot Harbour property. MAS will earn a 50% interest by paying to the Company $15,000 and incurring cumulative exploration expenditures of $475,000 on or before April 21, 2006 ($25,000 by April 21, 2004, $175,000 in the aggregate by April 21, 2005, and the balance by April 21, 2006).

The work program consisted of prospecting and trenching to re-establish the at least 3 former gold showings, the V.G. showing, the Sky-hook and the Siggy Occurrence. The most notable of these was the V.G. showing which consisted of a chlorite schist within a shear zone, with a known strike length of at least 656 feet. Various samples taken by Dominion Explorers Inc. and Noranda Exploration Company Ltd. varied between 0.90 – 3.43 oz/ton gold. Noranda had determined the average grade of the V.G. showing to be 0.46 oz/ton gold over the entire strike length. A 44-pound bulk sample taking of the showing assayed an impressive 0.599 oz/ton Au.

The Company also arranged a non-brokered private placement of $125,000 through the sale of 500,000 units, at a price of $0.25 per Unit. Each Unit consists of one share and one share purchase warrant entitling the holder to purchase one additional share, at a price of $0.35 per share, for a period of one year. The proceeds of the private placement were to be used to fund the Company's ongoing projects and for working capital.

The Company had to discontinue the agreement with MAS after they performed a $26,000 work program due to them not fulfilling all the requirements in the agreement. The Company had learned that samples taken by MAS from the claims may have been contaminated due to the failure of MAS to remit them for analysis in a proper time frame.

When the Board learned of these and other conducts, it decided to immediately terminate any and all agreements, including the Private Placement and to have no further relationship with MAS. We therefore still have all of our 42 claims. We have met all expenditure requirements to date and are working toward a new Private Placement to continue the work program.

Our other mining interest is the Geermu Property, located just a few kilometres from the City of Geermu in the Caerhan Salt lake area in China. Caerhan Salt Lake is one of the largest salt lakes in the world. It contains mainly sodium chloride, potash chloride and magnesium chloride. Potash has been used as fertilizer for a few decades. The magnesium is in the tailings and ready to be used. The grade of magnesium chloride is 46%.

Under the terms of our agreement with Geermu City, Geermu is to supply our Company with high purity magnesium chloride crystals that comply with the specifications set by the Pacific Northwest States (PNS) for de-icing road surfaces. Furthermore, the agreement states that Thunder Sword Resources Inc. has the option to construct a magnesium chloride flake processing plant with a capacity of 50,000 tons/yr.

Magnesium chloride has a number of uses. Traditionally it was used as a dust suppressant for dirt or gravel roads. Over the past 10 years, testing of magnesium chloride has principally focused on its use on roads as an anti-icing agent. When mixed with certain emulsions, the magnesium chloride is non-corrosive, unlike sodium chloride, the most popular de-icing salt used in North America. Tests conducted by the U.S. National Research Council, various Departments of Transport in the United States and the Toronto Ministry of Transportation have found magnesium chloride to be much more effective as an anti-icing agent that results in fewer accidents and cost savings. Researchers at the University of Colorado report that they found no cause for environmental concern. Their tests showed magnesium chloride to be much friendlier to streams as compared to salt. Independent studies by the U.S. Dept. of Agriculture also report that magnesium chloride is one of the least harmful of all common de-icers to vegetation and ground water.

A chemical analysis of the Geermu magnesium chloride conducted by Levelton Engineering Ltd. at the insistence of the Insurance Corporation of British Columbia revealed that it is extremely high in purity and low in contaminants. As such, it requires no other processing.

Sales of our first shipment were slow at the beginning but after gifting several tons of product to several end-users and universities sales became so encouraging that while we had ordered 240 tons the first time we now increased the second order to 1,000 tons.

But to our dismay this shipment was very poorly packaged. We had spillage in the ship and the longshoremen had difficulty unloading it, for the tote bags that contained the product kept breaking to the extent that we were encouraged by the port authorities to return the entire shipment to China.

Since the shipment was insured we asked the insurance company to consider it a write-off but allow us to buy back from them as much product as was salvageable.

We could not sell the product in this condition and decided to convert the crystals into a water solution. Magnesium can only be used in a water-diluted condition and so we diluted it on our warehouse site. Tanks were purchased in which the liquid product is stored. But of course the freight

costs skyrocketed due to the water-content of 70% to 30% magnesium chloride. We are now trying to sell this fluid for de-dusting roadways, parking lots, etc.

Among others, we de-dusted Roberts Bank (coal port) in Ladner to everyone's satisfaction.

Before the new and properly packaged shipment arrives we propose to sell the existing inventory.

During these periods cash remained a limited resource. Operating costs continue to be funded by loans from Directors. The Directors intend to continue to fund the Company's operations until such time that proper financing can be arranged or the sales of magnesium chloride will provide a proper cash flow.

**Summary of Quarterly Results**

(Canadian dollars - Unaudited, except for the periods ending October 31)

| | Quarter ended Jan. 31/05 | Quarter ended Oct. 31/04 | Quarter ended July 31/04 | Quarter ended Apr. 30/04 | Quarter ended Jan. 31/04 | Quarter ended Oct. 31/03 | Quarter ended July31/03 | Quarter ended Apr. 30/03 |
|---|---|---|---|---|---|---|---|---|
| Sales | $ - | $ 24,937 | $ 10,784 | $ 2,595 | $ - | $ 60,690 | $ 8,190 | $ 1,080 |
| Loss for the period from operations | $(53,262) | $(207,082) | $(52,522) | $(70,629) | $(66,464) | $(47,830) | $ (39,986) | $(43,706) |
| Loss Per Share from operations - basic & fully diluted | $ (0.01) | $ (0.03) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) |
| Net Loss for the Period | $(53,262) | $(207,082) | $(52,522) | $(70,629) | $(66,464) | $(47,830) | $ (39,986) | $(43,706) |
| Net loss Per Share - basic & fully diluted | $ (0.01) | $ (0.03) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) |

Significant expenditures during the fiscal year ended October 31, 2004 and significant variations from the prior year included:

- Automotive & Travel - $27,347 (2003 - $19,905): During the 2004 fiscal year management and director travel included additional trips. The 2004 level of expenditure is more indicative of normal expenditure levels.
- Consulting - $78,000 (2003 - $77,586): Consulting expense in each fiscal year includes $60,000 paid or accrued to directors.
- Filing and transfer agent fees - $15,978 (2003 - $9,162); Expenditures during 2004 increase as a result of increases in fee rates and increased number of filings made by the Company.
- Interest - $64,343 (2003 - $42,950); Interest expense includes interest accrued on amounts due to directors (2004 - $57,838; 2003 - $41,354) and interest paid on overdue trade creditor accounts..
- Rent - $35,243 (2003 - $33,953); Rent includes $6,000 (2003 - $6,000) paid to a company controlled by the spouse of a director.
- Stock Based Compensation - $154,368 (2003 - $0); Effective November 1, 2002, the Company changed its accounting policy on a prospective basis for stock options granted to directors and employees on or after November 1, 2002 from the intrinsic value method to the fair value method, which accounts for compensation expense based on the fair value of rights granted under its stock based compensation plan. Under this method, compensation costs attributable to all stock options granted is measured at fair value at the grant date, and expensed over the vesting period with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The stock based compensation expense reflects the fair value of the 601,460 options granted to a director and a consultant on February 25, 2004.

The Company has recorded losses in all of the previous eight financial quarters, and expects to continue to record losses until such time as the sales of magnesium chloride will increase to the point of profitability.

**Liquidity**

The Company is engaged in mineral exploration and development and sales of magnesium chloride and has limited cash flow from operations; it must rely on equity financing and/or related party advances to meet its administrative and overhead expenses, and to pursue its objectives. Cash on hand at October 31, 2004 was $ 2,958 (2003: - $3,546). At year end October 31, 2004, the Company had advances from related parties totalling $714,951 (2003: - $509,429). Management is currently pursuing additional equity financing in order to cover its expenses and to pursue its objectives.

**Capital Resources**

| | | |
|---|---|---|
| Shares Authorized: | 98,895,000 | common shares without par value |
| | 1,000,000 | preference shares without par value |
| Shares Issued: | 6,014,627 | common shares without par value |

On February 25, 2004 the Company granted 601,460 stock options to a director and consultant at an exercised price of $ 0.15 per share expiring on February 25, 2009.

The Company expects to raise by a private placement, the sum of at least $200,000 in order to implement the exploration program on the Pilot Harbour Property and may raise funds for working capital.

**Off-Balance Sheet Arrangements**
The Company has no Off-Balance Sheet arrangements.

**Related Party Transactions**

The following summarizes the Company's related party transactions for the year ended October 31, 2004 and the quarter ended January 31, 2005:

a) Rent
During the year, the Company paid or accrued rent of $6,000 (2003 - $6,000) to a company controlled by a spouse of a director. During the quarter ended January 31, 2005 the Company paid or accrued rent of $1,500 (2004 - $1,500) to a company controlled by a spouse of a director.
b) Management Services
During the fiscal year ended October 31, 2004, the Company paid or accrued consulting fees of $60,000 (2003 - $60,000) to directors for management services. During the quarter ended January 31, 2005, the Company paid or accrued consulting fees of $15,000 (2003 - $15,000) to directors for management services
c) Due to Related Parties
The amounts due to related parties (January 31, 2005 - $768,870; October 31, 2004 - $714,951; January 31, 2004 - $714,951; October 31, 2003 - $509,429) is owing to a director and to a company controlled by a spouse of a director. The loans bear 10% interest per annum, are unsecured, and are without specific terms of repayment.

Subsequent to October 31, 2004, the Company issued 3,803,491 common shares to settle $608,601 of these amounts outstanding. (Note: The financial statements to October 31, 2004 indicated 4,057,337 shares, which was the original amount applied for, but was subsequently reduced by the TSX to 3,803,491)

**Quarter Ended January 31, 2005**

During the period ended January 31, 2005, the Company incurred general and administrative expenses of $53,262. The significant amounts were interest at $16,919 during the period ended January 31, 2005, related to unsecured loans and management fees of $16,500.

During the period ended January 31, 2005 the Company applied to the TSX for approval to issue 3,803,491 common shares to settle $608,601 of amounts due to directors. Approval was received on February 8, 2005 and the shares were issued on March 10, 2005.

Significant expenditures during the quarter and significant variations from the comparative period in the prior year included:

- Automotive & Travel - $4,622 (2004 - $12,472): Minimal travel activity during the current quarter. Variability of travel expenditures is expected since the general level of travel is low and one overseas trip will dramatically impact the travel expense in any one quarter.
- Consulting - $16,500 (2004 - $19,500); Consulting expense in both the current and comparative quarter includes $15,000 paid or accrued to directors.
- Interest - $16,919 (2004 - $17,380); Interest expense includes $16,251 (2004 - $13,804) paid on amounts due to related parties.
- Rent - $9,408 (2004 - $7,500); Rent expense in both the current and comparative quarter includes $1,500 paid to a company controlled by the spouse of a director.

**Proposed Transactions**

In the upcoming period the Company is proposing to raise up to $200,000 by way of a private placement.

**Critical Accounting Estimates**

The Company's discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of long-lived assets. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statements, and the impact may be material. Management believes the following critical accounting policies require more significant estimates and judgments in the preparation of the consolidated financial statements.

The consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If the Company was not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. The Company anticipates the need to raise additional private placement debt or equity funds or through joint venture arrangements to accomplish its budgeted expenditures. These private placements are not assured. Failure to raise additional funds may result in the Company being unable to complete its planned programs, curtailing operations or writing down its assets.

## Changes in Accounting Policies, including Initial Adoption

There were no changes during the period

## Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities. The terms are fully disclosed in the Company's financial statements. It is management's opinion that the Company is not exposed to significant currency, credit or interest risks from its financial instruments. The fair value is the carrying value unless otherwise noted.

## Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com

# 82-1260

**British Columbia Securities Commission**

**QUARTERLY AND YEAR END REPORT**

**BC FORM 51-901F (previously Form 61)**



INCORPORATED AS PART OF:

X Schedule A

_____ Schedule B & C
(place X in appropriate category)

**ISSUER DETAILS**

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| **Thunder Sword Resources Inc.** | **January 31, 2005** | **05/03/21** |

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| **Richmond** | **BC** | **V7C 2T2** | **604-274-5600** | **604-275-8222** |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| **Mr. Siggy Naguschewski** | **Director** | **604-275-8222** |

| CONTACT E-MAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| **N/A** | **N/A** |

CERTIFICATE

The one schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| **"S.Naguschewski"** | **Siggy Naguschewski** | **05/03/21** |
| **"M. Goldstein"** | **Matty Goldstein** | **05/03/21** |

# THUNDER SWORD RESOURCES INC.

BRITISH COLUMBIA SECURITIES COMMISSION
1100 - 865 Hornby Street
Vancouver, B.C. V6Z 2H4

**Attention: Financial Disclosure Section**

Dear Sirs;

| | |
|---|---|
| Corporation: | THUNDER SWORD RESOURCES INC. |
| Period End: | January 31, 2005 |
| Record Date: | March 21, 2005 |
| Mailing Date: | March 24, 2005 |

We wish to confirm that on the captioned mailing date, the enclosed material, which is below, was sent by prepaid mail to each shareholder of record at the specified latest address shown on the books of the Corporation.

| | |
|---|---|
| ______ | Notice of Meeting/Information Circular |
| ______ | Annual Report (With Annual Financial Statements) |
| ______ | Proxy |
| X | Letter to Shareholders |
| ______ | Letter of Transmittal |
| X | Interim Financial Statements |
| ______ | Return Envelope |
| ______ | Other - ____________________ |

Yours truly,

*"S. Naguschewski"*

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

Enclosures(s)

cc: TSX
cc: Morgan & Company - Attn: Peter Witzerman
cc: DuMoulin Black - Attn: George Brazier
cc: Computershare - Attn: Heather Miller
cc: United States Securities & Exchange Commission

**CONFIRMATION OF DISTRIBUTION**

**for**

# THUNDER SWORD RESOURCES INC.

March 24, 2005

This is to confirm the distribution of our Interim Financial Statements for the period ended January 31, 2005 in compliance with National Policy Statement #41.

*"S. Naguschewski"*

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

# THUNDER SWORD RESOURCES INC.

## FINANCIAL STATEMENTS

## JANUARY 31, 2005 AND 2004
(Unaudited)

MORGAN
COMPANY
CHARTERED ACCOUNTANTS

# NOTICE TO READER

We have compiled the balance sheet of Thunder Sword Resources Inc. as at January 31, 2005 and the statements of operations and deficit, and cash flows for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.

March 21, 2005

"Morgan & Company"

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
ACPA
INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

# THUNDER SWORD RESOURCES INC.

## BALANCE SHEETS

| | JANUARY 31 2005 | OCTOBER 31 2004 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | $ 239 | $ 2,958 |
| Inventory | 16,331 | 14,259 |
| Prepaid expenses | 1,402 | 1,402 |
| | 17,972 | 18,619 |
| **Capital Assets** | 23,051 | 24,920 |
| **Interest In Mineral Properties** | 82,627 | 82,627 |
| | $ 123,650 | $ 126,166 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable | $ 35,234 | $ 38,407 |
| Due to related parties | 768,870 | 714,951 |
| | 804,104 | 753,358 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| **Share Capital** | 3,703,249 | 3,703,249 |
| **Contributed Surplus** | 154,368 | 154,368 |
| **Deficit** | (4,538,071) | (4,484,809) |
| | (680,454) | (627,192) |
| | $ 123,650 | $ 126,166 |

Approved on Behalf of the Board:

"S. Naguschewski"
Director

"M. Goldstein"
Director

# THUNDER SWORD RESOURCES INC.

## STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – see Notice to Reader)

| | THREE MONTHS ENDED JANUARY 31 2005 | 2004 |
|---|---|---|
| **Sales** | $ - | $ - |
| **Cost Of Sales** | | |
| Inventory, beginning of period | 14,259 | 21,189 |
| Purchases | 1,700 | - |
| Freight out | - | - |
| Warehousing | 372 | 1,231 |
| | 16,331 | 22,420 |
| Inventory, end of period | 16,331 | 22,420 |
| | - | - |
| **Gross Profit** | - | - |
| **Administrative Expenses** | | |
| Advertising and shareholder relations | 379 | 1,184 |
| Amortization | 1,869 | 2,589 |
| Automotive and travel | 4,622 | 12,472 |
| Consulting fees | 16,500 | 19,500 |
| Filing and transfer fees | 666 | 1,851 |
| Interest | 16,919 | 17,380 |
| Office rent and miscellaneous | 2,046 | 3,388 |
| Professional fees | 750 | 500 |
| Product research | 103 | 100 |
| Rent | 9,408 | 7,500 |
| | 53,262 | 66,464 |
| **Loss For The Period** | (53,262) | (66,464) |
| **Deficit, Beginning Of Period** | (4,484,809) | (4,088,112) |
| **Deficit, End Of Period** | $ (4,538,071) | $ (4,154,576) |
| **Basic And Diluted Loss Per Share** | $ (0.01) | $ (0.01) |
| **Basic And Diluted Weighted Average Common Shares** | $ 6,014,647 | $ 6,014,647 |

# THUNDER SWORD RESOURCES INC.

## STATEMENT OF CASH FLOWS

**(Unaudited – see Notice to Reader)**

| | THREE MONTHS ENDED JANUARY 31 2005 | 2004 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net loss for the period | **$ (53,262)** | $ (66,464) |
| Adjustment for item not affecting cash: | | |
| Amortization | **1,869** | 2,589 |
| Interest accrued | **16,251** | 16,466 |
| | **(35,142)** | (47,409) |
| Changes in non-cash working capital items: | | |
| Accounts receivable | **-** | 19,527 |
| Inventory | **(2,072)** | (1,231) |
| Prepaid expenses | **-** | - |
| Accounts payable | **(3,173)** | (7,020) |
| | **(40,387)** | (36,133) |
| **Cash Flows From Financing Activity** | | |
| Due to related parties | **37,668** | 33,080 |
| **Decrease In Cash During The Period** | **(2,719)** | (3,053) |
| **Cash, Beginning Of Period** | **2,958** | 3,546 |
| **Cash, End Of Period** | **$ 239** | $ 493 |

# THUNDER SWORD RESOURCES INC.

## NOTES TO FINANCIAL STATEMENTS

## JANUARY 31, 2005 AND 2004
**(Unaudited)**

### 1. BASIS OF PRESENTATION

The interim financial statements of Thunder Sword Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2004. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2004.

### 2. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent

During the three month period, the Company paid or accrued rent of $1,500 (2004 - $1,500) to a company controlled by a spouse of a director.

b) Management Services

During the three month period, the Company paid or accrued consulting fees of $15,000 (2004 - $15,000) to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to a director and a company controlled by a spouse of a director. The loans bear 10% interest per annum and are without specific terms of repayment. Interest amounting to $16,251 (2004 - $57,820) has been accrued for the three month period ending January 31, 2005.

**British Columbia Securities Commission**

**QUARTERLY AND YEAR END REPORT**

**BC FORM 51-901F (previously Form 61)**

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

________ Schedule A

X Schedule B & C
(place X in appropriate category)

**ISSUER DETAILS**

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| **Thunder Sword Resources Inc.** | **January 31, 2005** | **05/03/21** |

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| **Richmond** | **BC** | **V7C 2T2** | **604-274-5600** | **604-275-8222** |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| **Mr. Siggy Naguschewski** | **Director** | **604-275-8222** |

| CONTACT E-MAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| **N/A** | **N/A** |

CERTIFICATE

The one schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| **"S.Naguschewski"** | **Siggy Naguschewski** | **05/03/21** |
| **"M. Goldstein"** | **Matty Goldstein** | **05/03/21** |

Schedule B

# THUNDER SWORD RESOURCES INC.

## SUPPLEMENTARY INFORMATION

## JANUARY 31, 2005

1. Analysis of material expenses and deferred costs for the three months period:

   See statement of loss and deficit in attached financial statements.

2. For the three month period:

   (a) Aggregate amount of expenditures made to parties not at arm's length to issuer:

   The Company paid or accrued rent of $1,500 to a company controlled by a spouse of a director.
   The Company paid or accrued management fees of $15,000 to two directors.

3. For the three month period ended:

   (a) Summary of securities issued during the period:

| Date Of Issue | Type Of Security | Type Of Issue | Number of Shares | Issue Price | Total Proceeds | Type Of Consideration | Commission Paid |
|---|---|---|---|---|---|---|---|
| None. | N/A | N/A | N/A | N/A | N/A | N/A | N/A |

   (b) Summary of options granted during the year:

   None

4. As at the end of the period:

   (a) Authorized:

   98,895,000 common shares, without par value
   1,000,000 preference shares, without par value

   (b) Issued and outstanding:

| | Number Of Shares | Amount |
|---|---|---|
| Ending balance, January 31, 2005 | 6,014,627 | $ 3,703,249 |

## FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

**I, Siegfried Naguschewski, President, Chief Executive Officer and Chief Financial Officer of Thunder Sword Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Thunder Sword Resources Inc. (the issuer) for the interim period ending January 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 21st, 2005.

*"S. Naguschewski"*
Signature
President & Chief Executive Officer

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